Exhibit 99.1

Sapiens Announces a New Version of its Insurance Underwriting Solution

The upgrade to the cloud-enabled life & annuities offering includes a new reinsurance interface to facilitate data transmission and enhanced underwriter notes capabilities

Raleigh, North Caroline and Holon, Israel – April 23, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, has announced a new version of Sapiens UnderwritingPro for Life & Annuities.

Version 11, which is available now over the cloud and provides the latest set of product advancements, including a new reinsurance interface to facilitate data transmission and enhanced underwriter notes capabilities. UnderwritingPro is an award-winning, web-based new business and automated underwriting system that drives straight-through automation, streamlining the entire new business process from application receipt through coverage approval, providing an efficient and consistent automated underwriting solution.

“The Sapiens UnderwritingPro user group was instrumental in guiding many of the enhancements in this latest version and several Sapiens clients already committed to installing version 11,” said David Pidgeon, head of Sapiens Life & Annuity business unit for North America. “We look forward to providing this new version to our existing clients and prospective customers looking for the most feature-rich and functionally superior underwriting system available.”

Sapiens UnderwritingPro for Life & Annuities possesses new functionality, including:

●	A new reinsurance interface to facilitate data transmission to the carrier’s reinsurers
●	Enhanced underwriter notes, for a simple and complete audit trail of the decisioning process
●	Annuity suitability, to ensure fiduciary responsibility
●	MIB coding improvements that speed up and ease the underwriters process
●	Information banner enhancements to present an at-a-glance user experience

Additionally, numerous improvements to the user experience were implemented in version 11, including greater configurability and security advances.

Sapiens UnderwritingPro for Life & Annuities is a web-based solution for automated underwriting and new business case management that is part of Sapiens CoreSuite for Life & Annuities. It speeds new business processes for insurance carriers and their channels, offering an intuitive user interface with critical updates and task assignments provided on a real-time dashboard. Sapiens UnderwritingPro enables underwriters and case managers to work on multiple cases simultaneously.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com